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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Interview with Miguel Horta e Costa, Chief Executive Officer of Portugal Telecom, SGPS, S.A. (the "Company") published in the newspaper Diário Económico, March 27, 2006.

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

(The following is a free translation of the Portuguese original.
In case of discrepancies, the Portuguese version will prevail.)

"An Alternative Offer Is Still Possible"

        IN A LONG INTERVIEW WITH DIÁRIO ECONÓMICO IN NEW YORK, HORTA E COSTA TALKS ABOUT HIS TERM, LEAVES MESSAGES FOR HIS SUCCESSOR AS THE HEAD OF PT AND STATES THAT AFTER THE ROADSHOW, MANAGEMENT COULD STILL ADJUST ITS POSITION.

        PT's CEO believes in an alternative tender offer and says that the hostile environment between the two companies may not have existed if Belmiro de Azevedo had contacted PT's management before going forward. Miguel Horta e Costa says that after the "roadshow" and knowing the shareholders' sensibilities, the presently known strategy could be revised. About the future, he explains that that he has many proposals and is not shutting the door on a return to politics.

"The fixed network must be transformed into a telecommunications REN"	"We are willing to improve the proposal presented"	"It's too soon to talk about a return to politics"

        INTERVIEW—MIGUEL HORTA E COSTA—CEO of Portugal Telecom

"The existence of an alternative offer is a possibility"

        THE PRESIDENT OF PORTUGAL TELECOM is confident about PT's strategy, but now that he knows the opinion of shareholders, he is open to making changes to the initial proposal.

Martim Avillez Figueiredo
in New York
mafigueiredo@economicasgps.com

        In a 2 1/2-hour interview in New York, on the side of "road show" to international investors, the ceasing president of Portugal Telecom speaks about Sonae's takeover bid, explains the importance of Brazil and praises the government's posture.

        How is PT's "road show" going?

        Very well. The investors' appreciation of what happened was very positive. In the "city," in European markets, in the United States, where we have very important investors, the investors' reactions are very much in line with the position of the Board of Directors of PT, and therefore very much in the line of the response document to the Tender Offer of Sonaecom approved by the Board, as actually reflected in the price of the stock, which is above 10 Euros.

        Shouldn't this document have gone further, anticipating the possibility of a competitor's takeover bid?

        The Portuguese legislation—which has still not accommodated the European directive that contemplates some changes to these movements of the tender offer—does not allow great latitude or space to maneuver to a company such as Portugal Telecom in the context of an unsolicited takeover bid.

        We have to meet the legal requirements, and the document is what we considered to reflect at the time the convergence of viewpoints of the members of the Board, actually in compliance with their obligations of loyalty and good faith.

        The offer of 3 billion until 2008 can go further, or does it already jeopardize the sustainability of the business in this administration?

        What is behind this position is an attitude of prudence. The management decided to advance with a position that, being strong and ambitious, maintains the "investment grade" of the company and allows flexibility to the management. This does not mean that the importance of the road show does not give us some insights to prepare the next steps. When we advanced, we did not yet have a sense of our institutional shareholders' views. Now we can think and decide if we should adjust our position.

        But is it possible to give more to stockholders while maintaining what you say that Sonae's offer does not assure: investment capacity?

        The company has the characteristics of being very solid, both financially and operationally. That is, it is a company that, without a loss to its investment grade rating, will still have some space to maneuver. But the Board's duty, which is derived from its fiduciary obligations, is not only to defend the stockholders' interests but also not to mortgage the future.

        If a new competing takeover bid emerges, what is PT's margin for responding?

        It depends on the profile of this competing offer. This offer is low and inadequate, as we said publicly.

        How can it be explained that someone with the experience of Belmiro de Azevedo makes a proposal that, in your words, is so inappropriate?

        It is very difficult at this moment—and it would not be correct for me—to issue judgments of values about the construction of such offer. What I can say, and what I have mentioned in public, is that there is a context that gives birth to this offer. On the one hand, Sonaecom has lived successive difficulties, which are clear in the presentations of its results. At the end of the year, they lost the proceeding they had initiated against the PT Group in Brussels, which was, I think, a rather significant setback for Sonaecom. Therefore, I think that the launch of this offer came from an attitude that, above all, sought to create a breakthrough in terms of Sonaecom's situation.

        Are you saying that Sonae's offer is a reaction more than a strategic decision?

        I would something along those lines, especially because the offer document does not clarify the industrial strategy and the terms for financing the offer, although I do not have much data that would allow me to go much further.

        Are the reasons that have made you see the takeover bid as hostile exclusively financial?

        The use of the adjective "hostile" is a technical one. When we have an unsolicited tender offer—and therefore it has not been agreed with "management," with the main shareholders—and when it emerges as a surprise, which was this case, then it is a hostile offer. Of course that if any doubt existed, it was clarified at the press conference with Sonaecom, which showed there were more than sufficient conditions to classify the takeover bid as hostile.

        But did it add any value?

        I think the way it was carried out, it did not add any value; it did not bring anything new. As it was clearly stated in the report from PT's Board of Directors, Sonaecom's offer is low and inappropriate in addition to being an offer that uses the "cashflow" from PT's shareholders to pay the high indebtedness that will be contracted by Sonaecom. On the other hand, it does not present any industrial rationale for the transaction. Finally, the asymmetric use of the elimination of bylaw restrictions is completely unacceptable: they should either be maintained or eliminated, but always for all prospective purchasers.

        Do you consider Sonae a hostile company?

        I should differentiate Sonae and Sonaecom, which despite not appearing from the beginning, it is now the offer's vehicle. But with all due respect I have for the main stockholders in the Sonae group, it is a style that we all recognize in Portugal and about which I would not like to issue any judgments of value. It is a style.

        Would it have made any difference if this tender offer had been discussed with management?

        I think so, but only in the relationship between the two managements since the fundamental question is the same: the offer is low and inadequate; it uses the cashflow from PT's stockholders to pay the high indebtedness that will be contracted by Sonaecom; it does not present an industrial rationale and it intends to asymmetrically use the elimination of bylaw restrictions.

        So does it mean that there could have been conditions for an understanding between the two operators?

        At least this somewhat hostile environment would not have been created. However, for the reasons pointed out, our management's position would have been the same.

        Do you believe in the emergence of an alternative offer?

        It is a possibility, especially because this offer from Sonaecom is inadequate at the price it has been presented.

        From the two possible alternatives—the one from João Pereira Coutinho and the one from Miguel Paes do Amaral—which one seems to have more conditions to advance?

        I cannot answer because I do not have the information that would allow me to have an opinion and, even if I did, I could not do so. /*/

        "What is behind the position [of the PT's board of directors] is an attitude of prudence (...) This does not mean that the importance of the road show does not give us some insights to prepare the next steps. When we advanced, we did not yet have a sense of our institutional shareholders' views. Now we can think and decide if we should adjust our position."

        "[PT] is a company that, without a loss to its investment grade rating, will still have some space to maneuver. [to revise the proposal presented]."

        "With all due respect I have for the main stockholders in the Sonae group, it is a style that we all recognize in Portugal and about which I would not like to issue any judgments of value. It is a style."

        "The existence of an alternative offer is a possibility, especially because this offer from Sonaecom is inadequate at the price it has been presented."

"PT's legal warnings are identical to those of Sonaecom"

        All the documents of the tender offer begin with disclaimers, as in PT's document, says the CEO.

        How do you react to the news in "Expresso" that the report of PT's board of directors "disclaims responsibility" of you and your team in regard to PT's promise to distribute up to three billion Euros to shareholders until 2008?

        The published note does not deserve much comment. In fact, only a person who does not know the market procedures which are "standard" in this type of transaction could write what was published and which could call into question the credibility and honorableness of PT and its management. As is easy to understand, the success of future perspectives and objectives defined by any management is strongly conditioned upon factors that are external to the company itself, making it appropriate to protect the company in such cases. Take the example of September 11th. For legal reasons, all documents that include such information start with a Legal Notice (disclaimer) whose wording is customary in the international markets. For example, one of the expressions used by PT and quoted in "Expresso" to support the reported denial of responsibility—"Investors are cautioned not to put undue reliance on any forward-looking statements."—is exactly the same as that contained in Sonaecom's disclaimer in the published document containing its considerations in regard to the offer for PT. As a matter of fact, the same wording is found in the "Day of Investors" document from BCP, in the offer of Telefónica for O2, etc. Also, the remaining expressions cited in that newspaper are equivalent to expressions used in presentations of results and presentations of companies quoted in the domestic and international markets.

        Since the disclaimer is merely a legal procedure, what is the level of commitment that PT assumes?

        The degree of commitment of PT's board of directors is firm and total. By the way, this commitment was the subject of a report by an international auditor, which made statements about the assumptions, criteria and coherence of the forecasts about the evolution of PT's businesses and financial situation, as described in the board of directors' report. This opinion was submitted to the CMVM.

        Does the disclaimer contradict or not the CMVM recommendations about the clauses that exclude responsibility?

        We understand it does not. The disclaimer contained in the document prepared by PT's board of directors is limited to determine the terms under which the information it contains should be understood, but not limiting or disclaiming any responsibility. For example, when we refer to forecasts, we intend to make explicit that their assumptions, their criteria and coherence are correct, which has actually been the subject of evaluation by an auditor; however, no one can guarantee that the forecast will be met when it depends on third parties. That is—we are just clarifying the terms by which the information should be understood by the addressees. The disclaimer corresponds to the normal practice in all the markets, and even in those markets where the supervisory authority is more restrictive—as is the case in the United States—it is accepted. It would be strange if the CMVM had a different understanding.

"I am for the national champions"

        Horta e Costa wants companies with export capacity: this is only achieved with national control.

        Do you agree with the theory that regardless of the final result, this initiative has been good for Portugal?

        There is a certain dynamic in the activities of market economies that is even more positive the more sharp it is. Therefore, in the current situation of the Portuguese economy, the enrichment of the dynamics of the Portuguese market has some features that seem positive to me. That is the way the markets work, and as a result it is necessary to accept that PT has a certain type of behavior when the variables are of one type and, if such variables are changed, PT has to adjust to the new variables. This shows PT's vitality. The interests of our stakeholders can be achieved in different ways and PT has to adjust—and that is where one plays the role of an aggressive management with the capacity to answer.

        But PT, being big and with so much weight in the domestic economy, will disappear.

        Not necessarily. I hope that the future of the PT group is that of an independent company that continues in the market and with investment capacity—and therefore maintains its active contribution to the development of the Portuguese economy. Between 1998 and 2004, PT invested 8 billion Euros in Portugal alone—this is three times more than the OTA airport and four times more than the Alqueva dam. I don't think anyone matches us.

        But isn't it this that you say is at risk of being lost?

        I don't think it will be lost as long as PT has a clear strategy to offer the best and most innovative services to its customers, an international presence focused on the markets in which PT can add value and a capital structure that allows it to maintain the investment and competitive shareholder remuneration. I think we can continue to conceive of a PT that contributes to the Portuguese economy.

        And what about competition, did it exist before the tender offer?

        This is a question that we have answered, and it has not been easy to convey the reality. Nowadays, there is competition in the telecommunications segment in Portugal and today this fact is admitted by everybody—including the regulator Anacom. In mobile service the competition is evident. In fixed line and in broadband services it is also clear, and it is clear in the success of other companies in increasing their market shares. Sonaecom itself has already admitted the existence of competitive conditions. The rates we offer in voice services, wholesale services, fixed line and broadband services are clearly below the European average. It is proven that there are conditions for competition in Portugal. But it is a fact: PT has a team with great talent that does not in the least facilitate the life of our competitors—but this is the market working. PT has anticipated movements of competitors in all the sectors. It is not a static incumbent. We were the first ones to launch pre-paid service in the entire world with Mimo. We were the first to launch the Third Generation in Portugal, we were the first to launch the "low-cost" segment with Uzo. And we would have gone further if the regulator had allowed us to. Anacom does not allow us to introduce minutes in subscriptions—and this would be strategic in increasing even more the interest in the fixed line network. The packages we have launched—such as "PT nights" or "PT weekends" have 2 million customers. One of our proposals is that the calls between two fixed lines would be free of charge on weekends—with only a charge for the subscription.

        Has the regulator been doing a good job?

        It has been doing its job, but it is necessary to establish a long-term industrial policy for this sector. The regulator has imposed periods of stronger remedies, and in significantly shorter periods to PT than the average with other regulators and other European telecoms.

        "The regulator has been doing its job, but it is necessary to establish a long-term industrial policy for this sector".

        With the size of the domestic market, how do you explain rates below the European average?

        There has been great concern about cost reduction in the last few years. Between 2002 and 2005, 3,500 employees left PT. There are Portuguese variables that require us to make greater efforts than our European competitors. We are only 10 million people, on the geographic periphery, and with high level of illiteracy. It is necessary to make a great effort.

        Do you believe in national champions?

        I think they are important. I am for the national champions. This idea should not overshadow, of course, the fact that a national champion does not serve consumers' interests as well. One thing does not exclude the other. What matters is that the regulator works. Portugal cannot be the Portugal of the little ones.

        Do you imagine Iberian or European national champions?

        Why not? Our drama is that many times we do not think Big. Success lies also in not underestimating ourselves. Investment overseas is as important for the development of the Portuguese economy as the aggressive capture of foreign investment.

        Which Portuguese companies would have this capacity?

        One of them is Portugal Telecom. We are present in 14 countries and all the operations (with one exception) have positive results. Seventy percent of our customers are outside Portugal—this is extraordinary. Thirty-five percent of our EBITDA already comes from the foreign operations. There are other companies like ours.

        EDP has had a very interesting process of internationalization.

        Would one suppose that those companies' capital would be mostly domestic?

        Not necessarily. Portugal Telecom has 70% of its capital outside Portugal. What seems important to me is that the inner core of control be Portuguese. PT has all the ingredients to attract Portuguese groups that might be interested in the transaction.

        Are you thinking of banks?

        Not only that. Other groups might be interested.

        Would it be normal to think of Sonae if the tender offer did not exist?

        (Smiles) /*/

Governments should have mechanisms different from the "golden shares"

        AT THE SAME TIME AS HE PRAISES the government's prudence and silence in this tender offer, the CEO of Portugal Telecom defends the end of "golden shares."

        How can one assess the Government's behavior in this tender offer?

        It is very difficult for me to issue any kind of judgment about a position that prudently has not been explicit. The government has had the sense and prudence to await the development of the process and to pronounce itself at the appropriate time and on the proper grounds. This government's prudence is to be praised.

        Did this prudence surprise you?

        It would have surprised me if it were not an attitude of prudence. The government has acted like this at the right time. For the Portuguese corporate segment it is very interesting to see this prudence.

        What is the value seen in the special shares that the Government does not give up—the "golden share"?

        I have a personal opinion about it which I have never mentioned, and even now I still feel a little reluctant to do so. Therefore, I will give a generic evaluation not specific to PT's case, which is up to the shareholders and the government (also as a stockholder). But my feeling is that the market should operate freely. Governments have other mechanisms to enforce their interests in defending consumers and taxpayers without causing a loss to the independence of regulators.

        So, didn't this free market economy exist in PT?

        We are talking about things that are all very tenuous. I would not like to talk about the "golden share" in the case of PT, but that is something that has always been managed in a very sensitive manner. This and all the other governments have used the "golden share" with a great deal of common sense.

        During these 4 years of your term, didn't the "golden share" ever interfere in your management?

        No. PT has maintained a constructive dialogue with the State in the definition of the company's fundamental policies.

"My feeling is that the market should operate freely."

PT without VIVO would be of less interest to investors

Without Vivo, PT would be a "domestic company."

        Can you conceive of the end of the Vivo operation in Brazil?

        I can imagine that there was some haste in the analysis by Sonaecom, especially because, in being an acquisition by an operator, Telefónica would be able to set in motion its put option. Vivo has given dimension to PT's business project and the exposure to Brazil gives PT an option to create shareholder value in the future. It is very important to be exposed to Brazil. It is one of the largest, if not the largest, economies in South America that is living a very important moment: decreasing interest rates and increasing consumption. There are important problems, such as the migration to the third generation or the very aggressive competition. What matters is that when the Brazilian economy takes off, there is a boom from which a company such as Vivo, directly linked to consumption, has every interest in benefitting.

        Would it be desirable if PT controlled this operation?

        What for? Much has been speculated about it, but the truth is that Vivo has more than 30 million customers and is the seventh operator of mobile telecommunications in the world. It has 9 million more customers than the second Brazilian operator. We have had an excellent relationship with Telefónica. And take a look at our participation in Vivo: for each 1% decrease in the reference interest rate (discount), its valuation increases by about 500 million Euros.

        But would the strategy have been the same if PT alone controlled Vivo?

        I suppose so. The operation itself has some specificities that explain the strategy: there were many purchases and regulatory regimes that have been changed. The bet was to build operations with large bases of clients, and we are the largest operator in Latin America. It cannot be said that the lack of control has forced us to follow a strategy that would not interest us. We are totally synchronized. The problem of national coverage itself (which did not exist) has been solved, and I would like to say in public here for the first time that this happened thanks to the Portuguese Government. The fact that Minister Mário Lino agreed to go to Brazil with me for contact with the government had a very important role in the opening of digital "roaming" to Vivo, and PT is pleased to see that the Minister did not spare any efforts to assure that.

        Does Vivo make a difference to PT or not?

        Yes. Without Brazil, PT would be an almost domestic company, confined to a country with limited potential for growth. There is even one PT before Brazil and another PT after Brazil. With its thirty million customers in Brazil, PT enters the radar of large investors. If it were not in Brazil, PT would not attract the interests of American investors. We have won Namíbia, where we are going to advance into the final stages of negotiations of agreements, because we are an international company.

        Are investors concerned about Brazil?

        That is not the priority concern. The worries that have been expressed to us have been more focused on the price conditions. This intensely absorbs the investor's attention, and leaves to a second level some strategic issues. This also happens in view of the great confidence of investors in PT's management, which has always been known for delivering on our promises. We have a reputation for being shareholder friendly that is very important, with an unparalleled level of availability of information. The investor trusts this management.

"The Fixed Network Must Transform Itself into a REN"

        MIGUEL HORTA E COSTA POINTS to the fixed network's separation as a great opportunity for PT's future.

        What is going to happen to PT in the future?

        I say this with respect to the short-term and the medium and long-term. In the short-term, it might be important to go forward with a structural reorganization of PT that has been under study since the second half of last year: the separation of the copper network from the fixed access network.

        And in the long-term?

        There are other frameworks, which I have already spoken about many times, and which are undergoing a strong technological revolution in the communications world. The customer will no longer know if he is being served by mobile, fixed, VoIP or cable. What he is going to want is more quality, greater speed and lower prices. The paradigm is changing. It is beyond men's will—and the regulator will also have to get used to it. This was said at Davos in 2004 and 2005. It is perfectly natural for mobile terminals to switch to fixed ones when we enter our homes—and this will happen much more rapidly than people think.

        Does this demand great changes?

        Great ones. Much more variable and flexible cost structures. I am not hiding the fact that this context may hasten some changes, but remember that the regulator has vetoed many of our initiatives. PT has hardly been a passive incumbent. We have been faster than competitors in the innovation and launching of new products. What has often limited us is regulation.

        In this context, do you keep subscription service?

        PT has a legacy, it is not a company that was born when someone pulled out an idea for the perfect company. It has a history that it remembers with pride, and for this reason today it has 35,000 pensioners. It cannot from one day to the next modify situations which allow it to face up to this legacy. The subscription is important in this context. What we are saying is that we want to give something back in exchange for this subscription, and we have not been permitted to do so. Imagine the importance of offering completely free-of-charge fixed-fixed calls over the weekend just in exchange for the subscription.

        What will PT's stores look like a few years from now?

        They will be stores where people will pick products up from the shelves and then, at home, they will connect them all by themselves. And afterwards, stores where customer contact will be sought in a very aggressive way. We have focused our energy more and more on the customer, and this already is part of the company's DNA. I now underline completely the pride I have in PT's Workers' Commission. The Workers' Commission itself is focused on the customer.

        Between the bet on mobile and on fixed, which marked your term, what surprised you most from the point of view of the market's response?

        Where I felt most pleased in terms of market response was in fixed. We were in a very difficult situation one year away from the end of my term, with a very depressed market due to acquisitions of European telecoms made with recourse to debt. I decided to personally assume the executive management of PT Comunicações. At the same time, new life was given to my old post, which was the international area, with Carlos Vasconcellos Cruz. I called two of my right-hand men, Zeinal Bava and Iriarte Esteves, and this trio turned around fixed in Portugal.

        Do you use a fixed line telephone at home?

        I am privileged, because I have a fixed line at home which is also a mobile. I have one of these new wireless "kits".

        Rodrigo Costa is going to take on the apple of your eye. Are you confident?

        Rodrigo Costa had a brilliant career in Microsoft, he is a man of great sense and business sensitivity, and he is going to have a very interesting challenge: the separation of the fixed access network. This is going to allow, in the event that its separation occurs, to think of a PT Comunicações which will be much more agile and lean. I would also say that this is perhaps the greatest challenge facing PT, and the new team will have a very interesting opportunity there.

        If the transfer were in your hands, which model would you choose?

        We are in a very preliminary phase, but will not be lacking interested parties. I believe that a telecommunications REN can be imagined. There is a great opportunity here for Henrique Granadeiro's team.

        And in mobile, how do you see the challenge today?

        We went through Mimo, with a small market share, to the one we have today, which is very substantial. I must pay homage to the company. TMN many times got in front of Vodafone. I am not hiding the fact that last year was difficult, with the decrease in interconnection fees, but we went forward with a series of measures which maintained that dynamic, such as advancing to 3G and launching Uzo. In this context, the change in TMN's image was very important.

        And later there was the bet on broadband Internet?

        We are close to guaranteeing 100% coverage throughout the country, and the broadband connection of all the schools was very stimulating. Again, here the government's stimulus was very important. The PT schools project, of which Abilio Martins is one of its great craftsmen, was very interesting. Helping children to use broadband access information, in competition. It is a project that deserves to be continued.

        Do you make an overall positive evaluation?

        My successes as executive chairman are due to my team, which I consider to be of great quality. All of them. And I would underline the ability that we had to work with great team spirit and in a very cohesive way. They are all executives with a great past and I was very honored to manage these persons and get the best out of each one of them. It is this management attitude which explains the results. There must not be any other company in Portugal which has such a well-rooted meritocracy as PT. And I would like to say that Henrique Granadeiro is very enthusiastic and will have all the conditions, he and his team, to do a successful job.

The Future PT

1.
Mobile and fixed tend towards integration due to technical advances.
2.
Separation of copper access and cable in the fixed network to create a new company.
3.
Maintenance of leadership position in the mobile segment with more services.
4.
Broadband Internet access increasingly more available to all.

"PT Must Separate the Chairman and CEO Positions"

        Will investors' trust in PT's management be weakened by the face behind this promise is Miguel Horta e Costa's, who will not be in the position after April 21?

        No. As much as I would like to say the opposite, I do not think so. PT is not a family company, it does not have a president for life. What was stated were the board of directors' positions, who delegated me to carry them out.

        And the accumulation of the positions of "chairman" and CEO to the same person?

        I am not hiding it: I think that it is not the best solution. The recommendations of the Sarbanes-Oxley Act for companies listed in the United States—as is in the case of PT—is that this separation must exist. If PT had never had this separation, having accumulated both positions in the same person, it would even be understandable that it would not do this now. But this regression is what seems to me to be difficult to explain. I argue that a company such as PT must keep the positions of chairman and CEO separate.

        Can this solution be explained by reason of the tender offer?

        It's difficult to answer. It is evident that the fact that PT is exposed to a tender offer helps to justify anything, but I believe that is not enough. Perhaps it would be more difficult to find a chairman at this time because no one knows what is going to happen in the near future. But the fundamental question is what is of interest.

        Would you accept being chairman at this time?

        This is an easy answer. If the shareholders had reached a consensus on this invitation, naturally I was not going to disappoint them. I do not have any doubts about this. But this is a shareholders' decision which I respect totally.

        "If the shareholders had reached a consensus [on the chairman's position], naturally I was not going to disappoint them."

"It's Too Soon to Talk about a Return to Politics"

        What are you going to do after April 21, when you pass the portfolio to Henrique Granadeiro?

        At this moment I am finishing up my term. I was with the president of The Bank of New York (BONY), who curiously has as many years at the bank as I do at PT. And it was very stimulating for me to hear the friendly words with which he left me, also because I was the recipient of BONY's proxies for ten years, representing the American ADRs represented there. Next week I am going to say farewell to Telefónica, where I am a senior member of the Board of Directors, and this was a very splendid experience. And then I will also go to Brazil to say farewell to the Vivo team. Then the future will be seen.

        But what do you see yourself doing in the future?

        I am 57-years-old and I am retired as a PT inspector general, therefore like all the other inspectors general. There is no retirement for presidents. It's the same as that of others, such as Francisco Murteira Nabo. I was inspector general for life, which is PT's highest category. But I am not going home at age 57. I have some ideas and many challenges.

        Would you accept a return to politics?

        It is too soon to talk about that. The country demands that we be willing to do so. Today, some important indicators still separate us from Spain, and for this reason a very great effort must be made in the sense of contributing to the growth of the Portuguese economy. I am still at a good age with much to give. I do not feel that I have any limitations.

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IMPORTANT NOTICE
( The following is a free translation of the Portuguese original. In case of discrepancies, the Portuguese version will prevail. )